Exhibit 2.1

MAGELLAN
   HEALTH SERVICES
                                                     6950 Columbia Gateway Drive
                                                     Columbia, MD 21046
                                                     www.magellanhealth.com

FOR IMMEDIATE RELEASE
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                                            INVESTOR CONTACT:     Melissa Rose
                                                                  877-645-6464

                                            MEDIA CONTACT:        Erin Somers
                                                                  410-953-2405



           MAGELLAN HEALTH SERVICES COMPLETES FINANCIAL RESTRUCTURING
                              AND EXITS CHAPTER 11

-- NATION'S LARGEST BEHAVIORAL HEALTH CARE COMPANY STRENGTHENS CAPITAL STRUCTURE
                       AND ENHANCES BUSINESS POTENTIAL --
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COLUMBIA, Md. - January 5, 2004 - Magellan Health Services, Inc., the nation's largest behavioral health care company, today announced that it has successfully consummated its financial restructuring, establishing a sound capital structure that will support and enhance the long-term growth and potential of its business. Magellan's restructuring reduced its debt by approximately $600 million and added approximately $150 million in new equity. Accordingly, Magellan today exited from the Chapter 11 proceeding it commenced on March 11, 2003.

Steven J. Shulman, chief executive officer of Magellan, said, "We set a goal of establishing a capital structure that would provide a healthy financial foundation for our business, and we are very proud to have achieved that goal while increasing the quality of service to our customers, members and providers.

"The `new Magellan' delivers unparalleled service, strength and solutions to all of our stakeholders, and our organization is energized to grow. With our debt concerns behind us, we can completely focus management's time and energy on our business and providing a platform for growth and enhanced service. Further, we can explore opportunities for innovation that leverage our expertise as the market leader," Shulman concluded.

In giving effect to its restructuring plan, the Company exercised its right to increase proportionately the number of common shares to be issued pursuant to the plan and is issuing 2.3 shares for each share stated in the plan to be issued. As a result, Magellan is issuing an aggregate of approximately 35.3 million shares.

The Company expects that its common shares will begin trading on the Nasdaq Stock Market under the ticker symbol "MGLN" on January 6.

Magellan also announced the appointment of the new Board of Directors as set forth in its plan of reorganization. The Board comprises the following individuals:

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MAGELLAN HEALTH SERVICES COMPLETES FINANCIAL RESTRUCTURING AND EXITS CHAPTER 11
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     -    Steven J. Shulman (board chairman), chief executive officer, Magellan
          Health Services

     - Rene Lerer, M.D., president and chief operating officer, Magellan Health Services

     - Saul E. Burian (compensation committee chair), director, Houlihan, Lokey, Howard & Zukin

     - Michael Diament, portfolio manager and director of bankruptcies and restructurings, Renegade Swish, LLC

     -    Robert Haft, chairman, National Pharmacies Group

     -    Mark L. Hilson, managing director, Onex Corporation

     -    Robert M. Le Blanc (lead director), managing director, Onex
          Corporation

     -    Christopher Govan, managing director, Onex Corporation

     - Michael P. Ressner (audit committee chair), adjunct professor of finance and accounting, North Carolina State University.

The Company announced that, as part of its reorganization, it entered into a new credit agreement with Deutsche Bank and other lenders that provides the Company with $100.0 million in term loans, an $80.0 million letter of credit facility and a $50.0 million revolving credit facility. The term loans and any loans under the revolving credit facility will bear interest at an annual rate equal to LIBOR (or an alternate domestic reference rate) plus 2.5%, and the letter of credit facility will bear interest at an annual rate of 3.5%, subject to adjustment in certain circumstances as provided by the credit agreement. The facility will mature on August 15, 2008. There currently are no loans outstanding under the revolving facility. The Company used the proceeds from the term loans, together with other funds, to repay all loans outstanding under its previous credit facilities.

As set forth in the plan, the common shares consist of two newly authorized classes of common stock. Approximately 26.9 million shares of Ordinary Common Stock are being issued to former creditors and shareholders and approximately
8.4 million shares of Multi-Vote Common Stock are being issued to an affiliate of Onex Corporation in consideration of a cash investment of approximately $100.6 million committed to by Onex as part of the restructuring plan. In general, shares of the two classes of common stock have the same powers, privileges and rights, except that the shares of Multi-Vote Common Stock collectively are entitled to cast 50% of the aggregate votes that may be cast by all common stockholders on matters that come before common stockholders for a vote, and are entitled to elect, voting as a separate class, four of the nine directors. The Ordinary Common Stock is entitled to elect, voting as a separate class, three of the nine directors. The remaining two directors are to be elected by all common stockholders voting together as one class (with the Multi-Vote Common Stock having 50% of the vote).

Former common stockholders of Magellan as of the close of business today will receive under the plan, for every 310 shares of old common stock held, one share of Ordinary Common Stock and a warrant to purchase one share of Ordinary Common Stock for $30.20 at any time through January 5, 2011. In the aggregate, approximately 114,165 shares of Ordinary Common Stock and warrants for an additional 114,165 shares are being issued to former common shareholders.

Former preferred shareholders receive warrants on the same terms to purchase an aggregate of 456,660 shares of Ordinary Common Stock, as well as 456,660 shares of Ordinary Common Stock. Pursuant to the plan, a warrant was issued to Aetna, Inc. to purchase 230,000 shares of Ordinary Common Stock at $10.48 per share at


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MAGELLAN HEALTH SERVICES COMPLETES FINANCIAL RESTRUCTURING AND EXITS CHAPTER 11
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any time between January 5, 2006 and January 5, 2008. A management incentive plan providing for stock options and other equity incentive awards covering up to a total of approximately 6.4 million shares of Ordinary Common Stock also became effective in accordance with the restructuring plan, under which 167,516 shares were granted to executive management and options for approximately 4.3 million shares were granted to members of management (including executive management). As a result, on a fully diluted basis, Magellan would have an aggregate of 40.4 million shares outstanding or subject to outstanding options and warrants.

The share issuances included approximately 5.1 million shares of Ordinary Common Stock purchased on the exercise of subscription rights provided to certain creditors under the restructuring plan at a price of $12.39 per share. Of the approximately 35.3 million shares being issued, approximately 0.5 million shares are being held pending the resolution of certain disputed claims in the bankruptcy.

All previously outstanding shares and notes will be cancelled effective today and their former holders and other former creditors of the company will be receiving notices regarding the distributions to be made to them under the restructuring plan. All previously outstanding options and warrants also will be cancelled as of 4:00 pm Eastern time today.

Further information regarding the transactions that became effective today in accordance with the restructuring plan is included in the Current Report filed by Magellan today with the Securities and Exchange Commission.

About Magellan: Headquartered in Columbia, Md., Magellan Health Services is the country's leading behavioral managed care organization. Its customers include health plans, corporations and government agencies.

Safe Harbor Statement: Certain of the statements made in this document may constitute forward-looking statements contemplated under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and are subject to known and unknown uncertainties and risks which could cause actual results to differ materially from those contemplated or implied by such forward-looking statements including: service issues arising with certain customers, terminations by customers, operating results or cash flows differing from those contemplated or implied by such forward-looking statements, the impact of new or amended laws or regulations, governmental inquiries, outcome of ongoing litigation, interest rate increases, unanticipated increases in the costs of care, increased competition, economic uncertainties and other factors. Any forward-looking statements made in this document are qualified in their entirety by the complete discussion of risks set forth under the caption "Cautionary Statements" in Magellan's Transition Report on Form 10-K for the transition period from October 1, 2002 to December 31, 2002 filed with the Securities and Exchange Commission on August 12, 2003.

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